November 23, 2009

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:          eMagin Corp. (the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Response Letter submitted July 27, 2009
File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 11, 2009, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Moriah Capital Loan Agreement and Amendments, page 27

1.
We note your response to prior comment 1. If in substance your transaction results in Moriah not having irrevocably purchased the securities or not being at market risk, Moriah may be acting as an underwriter. Rule 144 is not available to underwriters; see for example the last sentence of the Preliminary Note to Rule 144.   If you are in substance engaged in a primary offering through an underwriter and you are not eligible to conduct a primary offering on Form S- 3, you should:

●	Identify the selling stockholder as an underwriter in the registration statement;

●	Include the fixed price at which the underwriter will sell the securities for the duration of the offering; and

●
For the common shares that are not yet outstanding, file the registration statement after the exercise of the warrants because you are not eligible to conduct an offering on a delayed or continuous basis under Rule 415(a)(l)(x).

Response:

The shares previously included for registration on the selling shareholder table in connection with the put option under the Moriah Capital Loan Agreement and Amendments, specifically, as called for in Section 6 of exhibit 10.59, have been removed from the selling shareholder table. The put option expired in August of 2009.

The selling shareholder table has been revised to include only shares underlying warrants at a fixed price, as further disclosed in the amended registration statement and Moriah Capital L.P. (“Moriah”) no longer has any rights under any put option. The Company is now only seeking to register an aggregate of 1,370,000 shares underlying warrants held by Moriah Capital L.P. The Company issued warrants to purchase an aggregate of 1,000,000 shares of the Company’s common stock in connection with the Warrant Issuance Agreement dated January 30, 2008 between the Company and Moriah, which was subsequently amended as of February 28, 2008. These warrants have a fixed exercise price of $1.50. In August 2008, the Company also issued Moriah warrants to purchase 370,000 shares at a fixed price of $1.30 per share.

Accordingly, as Moriah no longer has any rights under any put option and the Company is no longer registering the shares underlying any  put option, the Company respectfully submits that this comment is no longer applicable.

Selling Stockholders, page 5

2.	Please reconcile the difference between the 2,267,107 shares with the sum of 647,500 shares and 1,475,607 shares mentioned on pages 1 and 2 of your letter.

Response:

As indicated in the response to Comment 1 above, the selling shareholder table has been revised to include only shares underlying warrants on behalf of the selling stockholders. Accordingly, the figures referenced in this comment are no longer applicable.

3.
We are unable to agree that responses to prior comments 2, 3, 4 and 5 are inapplicable, as those comments could identify required disclosure or information necessary to clarify your existing disclosure.  Therefore, we reissue those comments.

Response:

Due to the revision of the selling shareholder table, the Company has  revised and limited this registration to only include an aggregate of 1,682,502 shares underlying warrants held by Moriah Capital L.P., Kettle Hill Partners, LP, Kettle Hill Partners II, LP, Kettle Hill Master Fund, LP, and Iroquois Master Fund Ltd., all of which are non-affiliate shareholders of the Company. Any shares previously included on behalf of affiliates, specifically Stillwater LLC, have been removed from the selling shareholder table and the Company is not seeking to register any shares on behalf of affiliates.

In light of the amendments to the selling shareholder table, and pursuant to the Company’s discussion with the Commission regarding these changes, the Company respectfully submits that prior comments 2, 3, 4 and 5 are no longer applicable.

4.	We will evaluate your responses to prior comments 6, 7 and 10 when you revise the disclosure and amend your registration statement.

Response:

The Company has revised the registration statement to provide the requested disclosure from prior comments 6, 7 and 8.

5.
We note your response to prior comment 8. Your response as to whether selling stockholders, such as BTG Investments LLC and Roth Capital Partners LLC, are broker-dealers or affiliates of broker-dealers is unclear. Please tell us the steps you have taken to determine that no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. For example, we note the following:

●
The disclosure in footnote 10 on page 54 of your amended Form S-1 filed on November 5, 2007 and withdrawn December 28, 2007 that BTG Investments LLC notified you that it is an affiliate of one or more broker-dealers.

●	The disclosure in footnote 16 on page 55 of that amended Form S-1 that Roth Capital Partners LLC notified you that it is a broker-dealer.

Response:

The Company has corresponded with each of the selling shareholders to inquire as to their current status as a broker-dealer. Both BTG Investments LLC and Roth Capital Partners LLC have indicated that they are a broker-dealers registered with FINRA, however, the Company has revised the registration statement by, among other things, removing those shares being registered on behalf of BTG Investments LLC and Roth Capital Partners LLC. The Company apologizes for any confusion in connection with its previous response, and has amended the registration statement accordingly. As a result, none of the remaining selling shareholders listed on the amended registration statement are broker-dealers or affiliates of broker-dealers.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman, Esq.
___________________________
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer